EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Consolidated income (loss) before provision for (benefit from) income taxes	$642	($1,339)	$1,435	($626)
Fixed charges:
Interest1	$438	$1,830	$1,555	$2,514
Portion of rent expense representative of the interest factor (deemed to be one-third)	2	2	6	6
Total fixed charges	440	1,832	1,561	2,520
Earnings available for fixed charges	$1,082	$493	$2,996	$1,894
Ratio of earnings to fixed charges	2.46	(A)	1.92	(A)

1 Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of
  Operations, Interest Expense.”

(A) Due to our losses in the third quarter and first nine months of fiscal 2009, the ratio coverage was less than one to one in both periods.  We must generate additional earnings of $1,339 million and $626 million, respectively, to achieve coverage of one to one in these periods.